UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Strayer Education, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

863236105

(CUSIP Number)

MidOcean Partners, LP
320 Park Avenue, 17th Floor
New York, NY  10022

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:
George P. Stamas
Kirkland & Ellis LLP
655 15th Street, NW
Washington, DC 20005
(202) 879-5000

March 9, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 863236105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ultramar Capital, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,579,449

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,091,879

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,579,449

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.1%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 863236105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) J. Edward Virtue

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,579,449

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,091,879

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,579,449

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.1%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 863236105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MidOcean Associates, SPC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,579,449

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,091,879

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,579,449

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.1%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 863236105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MidOcean Partners, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,579,449

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,091,879

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,579,449

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 863236105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Existing Fund GP, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,579,449

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,091,879

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,579,449

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.1%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 863236105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MidOcean Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,579,449

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,091,879

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,579,449

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 863236105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MidOcean Capital Investors, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,579,449

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,091,879

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,579,449

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.1%

14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer

This Amendment No. 9 amends the Schedule 13D filed on March 26, 2001 (“Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed on May 21, 2001 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed on October 9, 2002 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed on November 15, 2002 (“Amendment No. 3”), Amendment No. 4 to Schedule 13D filed on November 21, 2002 (“Amendment No. 4”), Amendment No. 5 to Schedule 13D filed on February 25, 2003 (“Amendment No. 5”), Amendment No. 6 to Schedule 13D filed on March 4, 2003 (“Amendment No. 6”), Amendment No. 7 to Schedule 13D on January 14, 2004 (“Amendment No. 7”), and as further amended by Amendment No. 8 to Schedule 13D on February 3, 2004 (“Amendment No. 8”).

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction
The disclosure in Item 4(a) is hereby amended and supplemented by adding the following:
“The Registration Statement, as subsequently amended, was declared effective by the SEC on March 9, 2004.

On March 9, 2004, the Issuer, the Trust, New Mountain, MidOcean, Robert S. Silberman, an individual selling stockholder (“Silberman”), Scott W. Steffey, an individual selling stockholder (“Steffey”), Mark C. Brown, an individual selling stockholder (“Brown”), Steven A. McArthur, an individual selling stockholder (“McArthur”) and Kevin P. O’Reagan, an individual selling stockholder (“O’Reagan”) (the Trust, MidOcean, New Mountain, Silberman, Steffey, Brown, McArthur and O’Reagan are referred to collectively as the “2004 Selling Stockholders”) and Credit Suisse First Boston LLC (“CSFB LLC”), Banc of America, Legg Mason, Lehman Brothers Inc. (“Lehman”), Thomas Weisel Partners LLC (“Thomas Weisel”) and J.P. Morgan Securities Inc. (“J.P. Morgan”) (CSFB LLC, Banc of America, Legg Mason, Lehman, Thomas Weisel and J.P. Morgan are referred to collectively as the “2004 Underwriters”), as representatives of the several underwriters, entered into an underwriting agreement (the “2004 Underwriting Agreement”) in connection with the 2004 Selling Stockholders’ planned disposition of up to 3,450,000 shares of Common Stock pursuant to the 2004 Registration Statement (including up to 450,000 shares of Common Stock subject to the 2004 Underwriters’ over-allotment option (the “2004 Over-allotment Option”)).  Pursuant to the 2004 Underwriting Agreement, the 2004 Underwriters will acquire 1,612,018 shares of Common Stock issuable upon conversion of Series A Preferred Stock held by New Mountain, 1,000,000 shares of Common Stock held by MidOcean (767,000 shares of which are issuable upon conversion of Series A Preferred Stock held by MidOcean and 233,000 shares of which are issuable upon exercise of the Option held by MidOcean) and 387,982 shares of Common Stock issuable upon conversion of Series A Preferred Stock held by the Trust at a price of $105.25 per share (the “2004 Offering Price”), less underwriting discounts and commissions of $4.21 per share (the “2004 Underwriting Discount”), in connection with the public resale of the Common Stock.  In addition, the 2004 Underwriters have a 2004 Over-allotment Option to purchase up to an additional aggregate of 450,000 shares of Common Stock held by certain of the 2004 Selling Stockholders within 30 days of the date of the 2004 Underwriting Agreement, at the 2004 Offering Price less the 2004 Underwriting Discount.

On March 9, 2004, the Issuer, New Mountain, MidOcean and the Trust entered into a letter agreement (the “March 2004 Letter Agreement”) in connection with the 2004 Offering.

This summary of certain provisions of the 2004 Underwriting Agreement, the March 2004 Letter Agreement (attached hereto as Exhibits 99.7 and 99.8) other related agreements, other related documents and the transactions contemplated thereby is not intended to be complete, and is qualified in its entirety by reference to such documents.

Pursuant to the March 2004 Letter Agreement, the Issuer, New Mountain, MidOcean and the Trust agreed that the execution by the 2004 Selling Stockholders of the 2004 Underwriting Agreement shall (except as provided in Section 3(e) of the March 2004 Letter Agreement) constitute written notice (as required by Section 7(b) of the Articles Supplementary) to the Issuer that New Mountain, MidOcean and the Trust have elected, pursuant to Section 7(a) of the Articles Supplementary, to convert, effective as of the closing (the “2004 First Closing”) occurring on the First Closing Date (as defined in the 2004 Underwriting Agreement), the 2004 Applicable Firm Number (as defined below) of shares of Series A Preferred Stock held by such 2004 Selling Stockholder into shares of Common Stock (the “2004 Conversion”).  “2004 Applicable Firm Number” means that number of shares of Series A Preferred Stock which, if converted into shares of Common Stock in accordance with Section 7 of the Articles Supplementary (taking into account all accumulated and unpaid dividends thereon to but not including the conversion date (the "First Closing Date") in accordance with the Articles Supplementary and the February 2004 Letter Agreement), would result in the issuance upon such 2004 Conversion of 1,612,018 shares of Common Stock in the case of New Mountain, 767,000 shares of Common Stock in the case of MidOcean and 387,982 shares of Common Stock in the case of the Trust.  The 2004 Applicable Firm Number of shares of Series A Preferred Stock as of the First Closing Date equals 1,454,205  in the case of New Mountain, 691,914 in the case of MidOcean and 350,000 in the case of the Trust.

Pursuant to the March 2004 Letter Agreement, the Issuer, New Mountain, MidOcean and the Trust agreed that the delivery by the 2004 Underwriters to the Issuer and the 2004 Selling Stockholders of each notice referred to in Section 3 of the 2004 Underwriting Agreement of the exercise of the 2004 Over-allotment Option (the “2004 Underwriters’ Notice”) shall (except as provided in Section 3(e) of the March 2004 Letter Agreement) constitute a written notice (as required by Section 7(b) of the Articles Supplementary) to the Issuer that New Mountain and MidOcean shall have elected, pursuant to Section 7(a) of the Articles Supplementary, to convert, effective as of the closing (the “2004 Option Closing”) occurring on the applicable 2004 Option Closing Date, the 2004 Applicable Option Number (as defined below) of shares of Series A Preferred Stock held by New Mountain and MidOcean into the number of shares of Common Stock in respect of which the 2004 Over-allotment Option is exercised (the “2004 Option Conversion”).  Certificate(s) evidencing such number of shares of Common Stock issuable upon such 2004 Option Conversion to New Mountain and MidOcean shall be issued in the name of, and shall be delivered by the Issuer to, New Mountain and MidOcean against delivery pursuant to Section 3(f) of the March 2004 Letter Agreement of certificate(s) representing the 2004 Applicable Option Number of shares of Series A Preferred Stock, at least one business day prior to the 2004 Option Closing, such delivery to be made at the location of such 2004 Option Closing.  “2004 Applicable Option Number” means that number of shares of Series A Preferred Stock which, if converted into shares of Common Stock in accordance with Section 7 of the Articles Supplementary (taking into account all accumulated and unpaid dividends thereon to but not including the conversion date (the date of the 2004 Option Closing) in accordance with the Articles Supplementary and the February 2004 Letter Agreement), would result in the issuance upon such 2004 Option Conversion of the number of shares of Common Stock in respect of which New Mountain and MidOcean, as applicable, would sell to the 2004 Underwriters pursuant to the 2004 Over-allotment Option.

Pursuant to the March 2004 Letter Agreement, the Issuer, New Mountain, MidOcean and the Trust agreed that the Conversion Date (as defined in Section 7(b) of the Articles Supplementary) with respect to the 2004 Applicable Firm Number of shares of Series A Preferred Stock and the 2004 Applicable Option Number of shares of Series A Preferred Stock shall be the First Closing Date and the applicable 2004 Option Closing Date, respectively; provided, however, that the 2004 Conversion and the 2004 Option Conversion shall occur if and only if the 2004 First Closing and the 2004 Option Closing, respectively, occur; and provided, further, that if the 2004 First Closing does not occur by March 31, 2004, no notice of conversion by the 2004 Selling Stockholders shall be deemed to have been given to the Issuer and no conversion of such shares of Series A Preferred Stock shall occur or be deemed to have occurred by reason of the March 2004 Letter Agreement, and in which case, the Issuer shall return the certificates evidencing the shares of Series A Preferred Stock referred to in Section 3(f) of the March 2004 Letter Agreement to New Mountain, MidOcean and the Trust as applicable, not later than the earlier of the date of termination of the 2004 Underwriting Agreement or March 31, 2004.”

Item 5.	Interest in Securities of the Issuer
The disclosure in Item 5(a) is hereby amended and restated to read in its entirety as follows:

“As of the date of this Amendment No. 9, the Reporting Persons have shared dispositive power, among themselves, over 1,091,879 shares of Common Stock issuable upon the conversion of 774,798 shares of Series A Preferred Stock (which includes dividends accrued on the Series A Preferred Stock through March 14, 2004) and exercise of the option for 233,000 shares of common stock.  The Reporting Persons, together with New Mountain, may be deemed to beneficially own an aggregate of 4,579,449 shares of Common Stock which include 3,579,449 shares of Common Stock issuable upon the conversion of 3,229,031 shares of Series A Preferred Stock (which includes dividends accrued on Series A Preferred Stock through March 14, 2004).  The deemed beneficial ownership of 2,454,233 shares of the Series A Preferred Stock, which are convertible into 2,720,570 shares of Common Stock (or 25.4% of the outstanding Common Stock) that are beneficially owned directly by New Mountain and the Trust arises from the Shareholders’ Agreement, as amended from time to time.

The Reporting Persons disclaim beneficial ownership of the shares of Series A Preferred Stock and the Common Stock issuable upon conversion thereof held of record by New Mountain and the Trust.  The Articles Supplementary provide that some of the dividends will be accrued and added to the liquidation preference, thereby increasing the number of shares of Common Stock into which the Series A Preferred Stock will be convertible.  The Reporting Persons do not intend to amend or supplement the Schedule 13D as amended to reflect the additional shares of Common Stock which may be issued upon conversion of the Series A Preferred Stock, due solely to the accrual of dividends to increase the liquidation preference.

The Reporting Persons may be deemed to beneficially own the Option granted to MidOcean and New Mountain to purchase up to 1,000,000 shares of Common Stock from the Baileys.  Of this 1,000,000 shares, an option to purchase 233,000 shares of Common Stock was granted to MidOcean and an option to purchase 767,000 shares of Common Stock was granted directly to New Mountain.  MidOcean disclaims beneficial ownership of the shares of Common Stock New Mountain may acquire upon exercise of the Option.  In connection with the sale of the Common Stock held by MidOcean pursuant to the 2004 Underwriting Agreement to the 2004 Underwriters, MidOcean will exercise its option to acquire 233,000 shares held by Bailey.

Assuming the number of shares outstanding on January 31, 2004, the Reporting Persons may be deemed to beneficially own approximately 32.1% of the outstanding Common Stock of the Issuer.  The Reporting Persons hereby disclaim beneficial ownership of the Series A Preferred Stock and the Option (and the shares issuable upon conversion of the Series A Preferred Stock and/or the exercise of the Option) to the extent owned by New Mountain and the Trust.  Including only shares of Series A Preferred Stock owned of record by MidOcean on an as-converted to Common Stock basis and the shares of Common Stock MidOcean intends to acquire upon closing of the Option, MidOcean would be deemed to beneficially own 9.4% of the outstanding Common Stock of the Issuer (assuming conversion of all outstanding Series A Preferred Stock).”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The disclosure in the last paragraph of Item 6 is hereby amended and restated to read in its entirety as follows:

“Other than the Shareholders’ Agreement, the Letter Agreement, the Purchase Agreement, the Support and Option Agreement, the Articles Supplementary, the Amendment and Joinder to the Shareholders’ Agreement, the Amendment to the Registration Rights Agreement, the February 2004 Letter Agreement, the 2004 Underwriting Agreement, the March 2004 Letter Agreement and the related documents and the transactions contemplated thereby and other understandings, as described in this item, Item 1, Item 4 and Item 5 above, the Reporting Persons know of no other contracts, arrangements, understandings or relationships required to be described herein.”

Item 7.	Material to Be Filed as Exhibits
The disclosure in Item 7 is hereby supplemented by adding the following in appropriate numerical order:
Exhibit 99.7.

2004 Underwriting Agreement, dated March 9, 2004, among  Strayer Education, Inc., New Mountain Partners, L.P., MidOcean Capital Investors, L.P., the New Mountain Strayer Trust, Robert S. Silberman, Scott W. Steffey, Mark C. Brown, Steven A. McArthur, Kevin P. O’Reagan, and as representatives of the several underwriters, Credit Suisse First Boston LLC, Banc of America Securities LLC, Legg Mason Wood Walker, Incorporated, Lehman Brothers Inc., Thomas Weisel Partners LLC and J.P. Morgan Securities Inc.

Exhibit 99.8.	March 2004 Letter Agreement, dated March 9, 2004, among Strayer Education Inc., New Mountain Partners, L.P., MidOcean Capital Investors, L.P. and the New Mountain Strayer Trust.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 10, 2004

ULTRAMAR CAPITAL, LTD.

	By:	/s/ J. Edward Virtue
	Name:	J. Edward Virtue
	Title:	Director and Chief Executive Officer

J. EDWARD VIRTUE

	By:	/s/ J. Edward Virtue
	Name:	J. Edward Virtue

MIDOCEAN ASSOCIATES, SPC,
on behalf of MidOcean Partners Segregated Portfolio

	By:	/s/ J. Edward Virtue
	Name:	J. Edward Virtue
	Title:	Chief Executive Officer

MIDOCEAN PARTNERS, LP

	By:	MidOcean Associates, SPC,
on behalf of MidOcean Partners Segregated Portfolio, as general partner

	By:	/s/ J. Edward Virtue
	Name:	J. Edward Virtue
	Title	Chief Executive Officer

EXISTING FUND GP, LTD.

By:	/s/ J. Edward Virtue
Name:	J. Edward Virtue
Title:	Chief Executive Officer

MIDOCEAN CAPITAL PARTNERS, L.P.

By:	Existing Fund GP, Ltd., its general partner

By:	/s/ J. Edward Virtue
Name:	J. Edward Virtue
Title:	Chief Executive Officer

MIDOCEAN CAPITAL INVESTORS, L.P.

By:	MidOcean Capital Partners, L.P., its general partner

By:	Existing Fund GP, Ltd., its general partner

By:	/s/ J. Edward Virtue
Name:	J. Edward Virtue
Title:	Chief Executive Officer

EXHIBIT A

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

Date: March 10 , 2004

ULTRAMAR CAPITAL, LTD.

	By:	/s/ J. Edward Virtue
	Name:	J. Edward Virtue
	Title:	Director and Chief Executive Officer

J. EDWARD VIRTUE

	By:	/s/ J. Edward Virtue
	Name:	J. Edward Virtue

MIDOCEAN ASSOCIATES, SPC,
on behalf of MidOcean Partners Segregated Portfolio

	By:	/s/ J. Edward Virtue
	Name:	J. Edward Virtue
	Title:	Chief Executive Officer

MIDOCEAN PARTNERS, LP

	By:	MidOcean Associates, SPC,
on behalf of MidOcean Partners Segregated Portfolio, as general partner

	By:	/s/ J. Edward Virtue
	Name:	J. Edward Virtue
	Title:	Chief Executive Officer

EXISTING FUND GP, LTD.

By:	/s/ J. Edward Virtue
Name:	J. Edward Virtue
Title:	Chief Executive Officer

MIDOCEAN CAPITAL PARTNERS, L.P.

By:	Existing Fund GP, Ltd., its general partner

By:	/s/ J. Edward Virtue
Name:	J. Edward Virtue
Title:	Chief Executive Officer

MIDOCEAN CAPITAL INVESTORS, L.P.

By:	MidOcean Capital Partners, L.P., its general partner

By:	Existing Fund GP, Ltd., its general partner

By:	/s/ J. Edward Virtue
Name:	J. Edward Virtue
Title:	Chief Executive Officer